BUCKEYE RETIREMENT PLAN


                              Financial Statements
                            and Supplemental Schedule
                        For the Year Ended June 30, 2004

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                             BUCKEYE RETIREMENT PLAN

                                    Contents




                                                                         Page
Independent Auditor's Report                                                2

Statements of Net Assets Available for Benefits                             3

Statements of Changes in Net Assets Available for Benefits                  4

Notes to Financial Statements                                             5-9

Supplemental Schedule

         Schedule of Assets Held for Investment Purposes at End of Year    10

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Independent Auditor's Report



To the Buckeye Investment Committee
Buckeye Retirement Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of Buckeye Retirement Plan as of June 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Buckeye Retirement Plan at June 30, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of June 30, 2004 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





December 3, 2004

                                       2

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                             BUCKEYE RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits
                             June 30, 2004 and 2003




                                                          2004          2003
                                                      -----------   -----------
Assets

Investments
    Mutual funds                                     $ 70,947,498   $61,860,656
    Common stock of Buckeye Technologies Inc.          23,119,863    14,057,741
    Loans to participants                                 314,503       290,505
                                                      -----------   -----------

                                                       94,381,864    76,208,902

Receivables
    Employer contributions                              5,751,972     5,640,930
    Due from broker for unsettled trades                       -         79,518
                                                      -----------   -----------

                                                        5,751,972     5,720,448
                                                      -----------   -----------

Net assets available for benefits                    $100,133,836   $81,929,350
                                                      ===========   ===========




                     The accompanying notes are an integral

                       part of these financial statements.


                                       3


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                             BUCKEYE RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended June 30, 2004 and 2003




                                                            2004        2003
                                                       ------------  -----------
Additions to net assets attributed to:
   Investment income (loss)
     Net appreciation (depreciation) in fair value
        of investments                                $ 18,255,370  $(5,485,830)
     Interest and dividends                              1,005,881      856,162
                                                       -----------   ----------
                                                        19,261,251   (4,629,668)

   Contributions
     Employer                                            5,780,032     5,452,730
     Participants                                        3,130,880     3,195,577
     Rollovers from other plans                            124,689         6,027
                                                       -----------   -----------
                                                         9,035,601     8,654,334
                                                       -----------   -----------

        Total additions                                 28,296,852     4,024,666

Deductions from net assets attributed to:
   Benefits paid to participants                        10,042,064     2,364,089
   Administrative expenses                                  50,302        38,663
                                                       -----------    ----------

        Total deductions                                10,092,366     2,402,752
                                                       -----------    ----------

Net increase in net assets                              18,204,486     1,621,914

Net assets available for benefits
   Beginning of year                                    81,929,350    80,307,436
                                                        ----------    ----------

   End of year                                        $100,133,836   $81,929,350
                                                       ===========    ==========



                     The accompanying notes are an integral

                       part of these financial statements.

                                       4

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                             BUCKEYE RETIREMENT PLAN

                          Notes to Financial Statements
                             June 30, 2004 and 2003




Note 1 - Description of Plan

The following description of Buckeye Retirement Plan provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

Buckeye Retirement Plan (the "Plan") is a defined contribution plan covering all full-time salaried and hourly employees of Buckeye Technologies Inc. and its wholly-owned subsidiaries (collectively the "Company"). Employees, as defined in the Plan Agreement, are eligible upon completion of 1,000 hours of service during their first year of employment or during any plan year (July 1 to June
30). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer up to 20% of their annual compensation and may also contribute a portion or all of incentive compensation, subject to Internal Revenue Service limitations.

Foundation contributions, as defined in the Plan Agreement, made annually by the Company are computed based upon the following formula:

                Contribution = (A+B)C
                A = 1%, B = .5% multiplied by number of years service not to exceed twenty (20) years. C = Plan year compensation. The minimum contribution is 1 1/2% of eligible compensation and the maximum contribution is 11% of compensation.

Foundation contributions are generally funded in the six month period following the Plan's year end.

The Company may also make a premium contribution, determined annually by the Board of Directors, that is based upon the Company's financial performance. As required by the Plan Agreement, subsequent to June 30, 1996, all Company premium contributions are invested in the common stock of Buckeye Technologies Inc. The Company did not make a premium contribution to the Plan for the years ended June 30, 2004 or 2003.

Participant accounts

Each participant's account is credited with the participant's deferred contribution, an allocation of the Company's foundation contributions, and an allocation of the Company's discretionary premium contribution, if any, plus a proportionate interest in the investment earnings or losses of the funds in which the contributions are invested. Allocations are based upon the participant's earnings or account balances, as defined by the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.



                                       5


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                             BUCKEYE RETIREMENT PLAN

                    Notes to Financial Statements (Continued)
                             June 30, 2004 and 2003




Note 1 - Description of Plan (continued)

Vesting

Participants are immediately vested in their deferral contributions and Company discretionary premium contributions plus earnings thereon. Participants are 100% vested in the Company foundation contributions after completion of five years of credited service. In the event of death, disability, normal retirement age (65), or if the Plan is discontinued, participants become 100% vested in their foundation account balances.

Payment of benefits

Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Agreement. However, if the participant's vested balance does not exceed $5,000, there Plan may distribute funds in the form of a lump sum payment without the consent of the participant.

Forfeitures

If an employee terminates before his or her account has become fully vested, such portion of the account is forfeited. Participant forfeitures are used to reduce future employer contributions. Forfeitures used to reduce employer contributions totaled $44,074 in 2004 and $77,746 in 2003.

Plan termination

Although it has not expressed any intent to do so, the Company has the right to modify or terminate the Plan at any time subject to the provisions of ERISA and the Plan Agreement. In the event of termination, the Plan provides that all affected participants' interests will become fully vested and nonforfeitable.


Note 2 - Summary of significant accounting policies

Investments

Investments are stated at fair value based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.



                                       6


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                             BUCKEYE RETIREMENT PLAN

                    Notes to Financial Statements (Continued)
                             June 30, 2004 and 2003




Note 2 - Summary of significant accounting policies (continued)

Benefit payments

Benefit payments to participants are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions which affect certain reported amounts and disclosures. Actual results may differ from those estimates.


Note 3 - Investments

The Plan generally allows participants to direct their contributions and account balances among the different investment options offered by Fidelity Management Trust Company. The Plan currently allows participants to invest in nineteen different mutual funds offered by Fidelity Management Trust Company and Buckeye Technologies Inc. common stock.

The fair value of the individual investments which represent five percent (5%) or more of the Plan's net assets available for benefits as of June 30, 2004 and 2003 is as follows:

                                                     2004          2003
                                                  -----------   -----------

   Fidelity Growth & Income Portfolio             $23,963,758   $22,252,887
   Buckeye Technologies Inc. common stock          23,119,863    14,057,741
   Spartan U.S. Equity Index Fund                  12,727,896    10,611,873
   Neuberger Berman Genesis Fund                    7,208,301     4,116,827
   Fidelity Puritan Fund                            5,934,577     5,310,893
   Fidelity Retirement Money Market Portfolio       5,627,576     6,020,316
   Davis New York Venture Fund, Inc.                5,615,796             -

During 2004 and 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                     2004            2003
                                                  -----------    ----------

   Mutual funds                                   $ 8,740,167   $  (505,529)
   Common stock of Buckeye Technologies Inc.        9,515,203    (4,980,301)
                                                  -----------   ------------

                                                  $18,255,370   $(5,485,830)
                                                  ===========   ============


                                       7


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                             BUCKEYE RETIREMENT PLAN

                    Notes to Financial Statements (Continued)
                             June 30, 2004 and 2003




Note 4 - Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                          2004           2003
                                                       ----------     ---------
    Net assets:
      Common stock of Buckeye Technologies Inc.        $6,419,482   $ 4,147,379

    Changes in net assets:
      Net appreciation (depreciation) in fair value
        of investments                                 $2,737,799   $(1,913,462)
      Benefits paid to participants                      (461,703)     (130,981)
      Administrative expenses                              (3,993)         (205)


Note 5 - Loans to participants

Participants that qualify for in-service hardship withdrawals, as defined in the Plan Agreement, may borrow up to the lesser of their deferral contributions account or $50,000. Any such hardship loan must be for at least $1,000 or the balance of the participant's deferral contributions account, if less. Loan repayment periods range from one to five years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. As of June 30, 2004, interest rates on loans to participants ranged from 5.0% to 9.75%. Principal and interest is repaid ratably through payroll deductions.


Note 6 - Related party transactions

The Plan purchased $4,160,849 and sold $5,380,925 of the Plan Sponsor's common stock during the year ended June 30, 2004. During the year ended June 30, 2003, the Plan purchased $3,854,625 and sold $2,242,636 of the Plan Sponsor's common stock. The stock held by the Plan at June 30, 2004 and 2003 had a market value of $23,119,863 and $14,057,741, respectively.

Plan investments include interests in certain mutual funds managed by Fidelity Investments Institutional Operations Company, Inc. An affiliate of Fidelity Investments Institutional Operations Company, Inc. is the trustee as defined by the Plan and, therefore, these investments and related investment transactions qualify as party-in-interest. Fees paid to Fidelity totaled $50,302 and $38,663 for the years ended June 30, 2004 and 2003, respectively.

The Company provides the Plan with certain management and administrative services for which no fees are charged.


                                       8


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                             BUCKEYE RETIREMENT PLAN

                    Notes to Financial Statements (Continued)
                             June 30, 2004 and 2003




Note 7 - Tax status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


Note 8 - Concentration of market risk

The Plan has invested a significant portion of its assets in Buckeye Technologies Inc. common stock. This investment in Buckeye Technologies Inc. common stock approximates 23% of the Plan's net assets available for benefits as of June 30, 2004. As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

                                       9


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                              SUPPLEMENTAL SCHEDULE

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                             BUCKEYE RETIREMENT PLAN
         Schedule of Assets Held for Investment Purposes at End of Year
                       EIN: 62-1518973 / Plan Number: 001
                                  June 30, 2004




                                                                    Current
(a)    (b)(c) Identity of Issue/Description              (d) Cost    (e) Value

           Mutual funds
 *      Fidelity Growth & Income Portfolio                $**      $23,963,758
 *      Spartan U.S. Equity Index Fund                     **       12,727,896
        Neuberger Berman Genesis Fund                      **        7,208,301
 *      Fidelity Puritan Fund                              **        5,934,577
 *      Fidelity Retirement Money Market Portfolio         **        5,627,576
        Davis New York Venture Fund, Inc.                  **        5,615,796
 *      Fidelity Diversified International Fund            **        2,869,754
        PIMCo Capital Appreciation Fund                    **        2,400,806
        Strong Government Securities Fund                  **        2,353,098
 *      Fidelity Freedom 2010 Fund                         **          571,070
 *      Fidelity Freedom 2015 Fund                         **          432,256
 *      Fidelity Freedom Appreciation Fund                 **          347,732
 *      Fidelity Freedom 2020 Fund                         **          286,445
 *      Fidelity Freedom 2025 Fund                         **          206,375
 *      Fidelity Freedom 2030 Fund                         **          165,515
 *      Fidelity Freedom 2040 Fund                         **          128,828
 *      Fidelity Freedom Income Fund                       **           51,302
 *      Fidelity Freedom 2035 Fund                         **           44,328
 *      Fidelity Freedom 2005 Fund                         **           12,085
                                                                    ----------
                                                                    70,947,498


 *      Buckeye Technologies Inc. common stock     27,238,080       23,119,863

        Loans to participants
        Participant loans, interest rates
            ranging from 5.0% to 9.75%                      -          314,503
                                                  -----------      -----------

          Total assets held for investment
            purposes at end of year               $27,238,080      $94,381,864
                                                  ===========      ===========



 * Represents a party-in-interest.

** Cost omitted for participant-directed investments.


                                      10